THE STALLION GROUP

September 29, 2004

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 0405,
450 Fifth Street,
Washington, D.C. 20549-0405

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	The Stallion Group
Registration Statement on Form SB-2 Filed on September 29, 2004
File Number 333-118360

We have reviewed your comment letter dated September 09, 2004, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing for your perusal. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable.

Cover Page

1.
We have revised the cover page to disclose the absolute last day we may sell shares; and we have also revised page 7 as part of the summary of the offering, and on pages 19 and 20 under the Plan of Distribution heading using the following wording:

"therefore, the last possible day that we may sell shares will be a date 180 days after the effective date".

2.	We have added a sentence to state that if the minimum subscription is not met, we will promptly return all proceeds. We have also added this sentence on page 19 under the Plan of Distribution section:

"If we fail to sell the minimum number of shares all subscriptions will be promptly refunded in full".

In addition, on page 20, we had previously stated that "all funds will be promptly returned to the subscriber within two days of the decision that the minimum subscription level has not been reached". We have changed that sentence to delete the "two days" provision so that it now reads "all funds will be promptly returned to the subscriber once

5728 – 125A Street, Surrey, B.C.     V3X 3G8     Canada
Phone: (604) 597-0028     Fax: (604) 590-3123     e-mail: gwwilliams@shaw.ca

Mr. H. Roger Schwall	2.
Securities & Exchange Commission
September 29, 2004

the decision that the minimum subscription level has not been reached has been made" to coincide with the balance of the registration statement.

3.	We have inserted two sentences on the cover page just prior to the table to show the relative percentages of shares being offered by Stallion and by the selling shareholders as follows:

"The percentage of shares outstanding that are being registered under this offering represents between 2.8% (minimum subscription) and 5.6% (maximum) of the currently issued and outstanding share capital. The percentage of shares outstanding that are being offered by the selling shareholders represents 17.7% of the currently issued and outstanding share capital".

4.
The sale of shares by the selling shareholders is not contingent upon the Company selling the minimum offering; we have no reason to believe we will be approaching the same potential investors. There are no provisions preventing the selling shareholders from selling their shares concurrent with our primary offering. We have revised the summary section to reflect the above as follows and have added a risk factor:

"The sale of shares by the selling shareholders is not contingent upon the Company selling the minimum offering. We have no reason to believe we will be approaching the same potential investors as the selling shareholders. There are no provisions preventing the selling shareholders from selling their shares concurrent with our primary offering. We do not believe that there will be any impact on our ability to sell shares under this offering during a coincident secondary offering by the selling shareholders".

In addition, we have added the following risk factor as number 5 as part of Risks Associated with this Offering:

"5. As a result of the concurrent offering between selling shareholders and Stallion, the offering by Stallion may not be fully subscribed.

Stallion and the selling shareholders will be offering their shares at the same time. The sale of shares by the selling shareholders is not contingent upon the Company selling the minimum offering. We do not believe that there will be any impact on our ability to sell shares under this offering during a coincident secondary offering by the selling shareholders because we have no reason to believe we will be approaching the same potential investors. However, it is possible that we will approach some of the same potential investors and, therefore, if there is a conflict, it is possible that we may not be able to fully subscribe our offering."

5.	We have disclosed that Stallion has only one officer and director as follows:

"Stallion has only one executive officer and director".

Mr. H. Roger Schwall	3.
Securities & Exchange Commission
September 29, 2004

6.	We have revised to disclose that Mr. Williams may purchase shares in order to meet the minimum number of shares sold necessary to close the offering as follows:

"Stallion's officer and director is permitted to purchase shares in the offering in order to reach the minimum offering amount".

This statement was previously included on page 18 at the end of the first paragraph of the Plan of Distribution section as subsection (a) The offering will be Sold by Our Officer and Director. It remains included.

7.
We have added disclosure stating that subscriptions are irrevocable once accepted (unless of course, the minimum subscription level is not reached, in which case, all subscriptions will be promptly refunded):

"Subscriptions are irrevocable once accepted".

Cautionary Statement Regarding Forward-looking Statements

8.	We have removed the reference to the Private Securities Litigation Reform Act of 1995 such that the first paragraph now reads:

"Some discussions in this prospectus may contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or future financial performance. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this prospectus. Forward-looking statements are often identified by words like: "believe", "expect", "estimate", "anticipate", "intend", "project" and similar expressions or words which, by their nature, refer to future events".

Dilution of the Price You will Pay for Your Shares

9.	We have rectified the typographical error in the second paragraph so that it now conforms to the Table and both read "$0.0045"

Plan of Distribution, Terms of the Offering

(a) The Offering Will be Sold by Our Officers

10.	The title of this section has been revised to indicate that we only have one executive officer.

Mr. H. Roger Schwall	4.
Securities & Exchange Commission
September 29, 2004

Selling Shareholders

11.	We have revised to indicate that none of the selling security holders are broker-dealers or affiliates of broker-dealers as follows:

"None of the selling security holders are broker-dealers nor are any affiliates of broker- dealers".

We have also added this disclosure on page 15 at the end of the section entitled Offering by Selling Shareholders in the Determination of Offering Price section.

We trust that you will find this to be in order and ask that should there be any questions, you call the undersigned at your convenience.

Yours truly,
THE STALLION GROUP

     /s/ "Gerald W. Williams"

Gerald W. Williams
President